SCHEDULE "B"

TO THE UNSECURED CONVERTIBLE DEBENTURE DATED
NOVEMBER 8, 2023 OF NXT ENERGY SOLUTIONS INC.
IN FAVOUR OF MCAPM, LP

NOTICE OF CONVERSION

TO: **NXT ENERGY SOLUTIONS INC.**

REFERENCE IS MADE TO the Unsecured Convertible Debenture dated November 8, 2023 of **NXT ENERGY SOLUTIONS INC.** (the "**Issuer**") in favour of **MCAPM, LP** (the "**Holder**") in the original principal amount of USD$900,000.00 (the "**Debenture**"). Capitalized terms used but not defined herein have the respective meanings ascribed to those terms in the Debenture.

THE UNDERSIGNED hereby provides notice that it wishes to convert USD$900,000 of Outstanding Indebtedness under the Debenture to 4,977,876 Common Shares in accordance with the terms of the Debenture on the basis that the undersigned will receive Common Shares at the Conversion Price of USD$0.1808 per Common Share. The undersigned directs that these Common Shares be registered and the share certificate be delivered as follows:

Registration Instructions	Delivery Instructions
MCAPM, LP	MCAPM, LP
(Name of Registered Owner)	(Name)
132 Mill St., #204, Healdsburg, CA 95448 USA	132 Mill St., #204, Healdsburg, CA 95448 USA
(Address of Registered Owner)	Address)

THE UNDERSIGNED hereby acknowledges that unless shareholder approval from the shareholders of the Issuer has been obtained, at no time shall the Holder be permitted to convert any portion of the principal amount of any Outstanding Indebtedness or interest accrued thereon if, after the conversion of such amounts, the Holder and its associates and affiliates shall own, directly or indirectly, (taking into account any Common Shares acquired, or voting control over Common Shares and Preferred Shares providing, other than as a result of this Debenture) more than 19.99% of the outstanding Common Shares of the Issuer or 19.99% of the votes attached to Common Shares and Preferred Shares of the Issuer. The undersigned further certifies that the below calculation accurately represents the percentage of the Issuer's issued and outstanding shares (where used below, "shares" refers to both Common Shares and Preferred Shares, if applicable) that the undersigned will hold as the result of this conversion:

A. total issued and outstanding shares of the Issuer: 93,347,555

B. shares currently held by the Holder
and its associates and affiliates (directly or indirectly)   14,921,233

C. shares issuable to the Holder as a result of the conversion: 4,977,876

D. percentage of shares held by the Holder post-conversion (B+C) / (A+C):   20.2%

DATED this 26 day of June , 20 25 .

(Print Name of Holder)

By: _____

(Authorized Signatory)

Michael Mork - Chief Executive Mork Capital Management LLC
GP MCAPM, LP

(Print Title & Name of Signatory)